Con Edison Company of New York, Inc.

Exhibit 12.2

Ratio of Earnings to Fixed Charges

(Millions of Dollars)

	For the Nine Months Ended September 30, 2006	For the Twelve Months Ended December 31, 2005	For the Nine Months Ended September 30, 2005
Earnings
Net Income for Common	$517	$694	$573
Preferred Stock Dividend	8	11	8
Income Tax	273	330	302
Pre-Tax Income from Continuing Operations	$798	$1,035	$883
Add: Fixed Charges*	352	387	291
Subtract: Pre-Tax Preferred Stock Dividend Requirement	—	—	—
Earnings	$1,150	$1,422	$1,174
* Fixed Charges
Interest on Long-term Debt	$273	$333	$248
Amortization of Debt Discount, Premium and Expense	12	17	12
Other Interest	56	21	15
Interest Component of Rentals	11	16	16
Pre-Tax Preferred Stock Dividend Requirement	—	—	—
Fixed Charges	$352	$387	$291
Ratio of Earnings to Fixed Charges	3.3	3.7	4.0